IMPERIAL METALS CORPORATION

#82-34714

04012186

December 11, 2003

04 JAN -2 AM 7:21

SUPPL

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's recent news release; a Material Change Report dated December 1, 2003; and Form 1 Submission – Change in Issued and Outstanding Securities.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

dlw 1/22

580 Hornby Street, Suite 200, Vancouver, B.C. V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www..imperialmetals.com

#82-34714

IMPERIAL METALS CORPORA'

NEWS RELEASE

Imperial Completes Private Placement Financing

Vancouver (December 1, 2003) - Imperial Metals Corporation (III:TSX) announces it has completed a $10 million bought deal private placement financing through Haywood Securities Inc., in syndication with First Associates Investments Inc. and Jennings Capital Inc.

A total of 2,353,000 units at $4.25 per unit have been sold, each unit consisting of one common share and one half warrant. Each full warrant entitles the holder to acquire one common share of the Company at a price of $5.50 for 24 months. The Company can accelerate the expiry date of the warrants during the second year of the warrant term if the common shares trade at or above $8.50 for 10 consecutive trading days.

Proceeds of the financing will be used to fund exploration and development at the Mount Polley and Sterling projects, and for working capital.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

#82-34714

04 JAN -2 AM 7:21

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* (**BRITISH COLUMBIA**)
Section 75(2) of the *Securities Act* (**ONTARIO**)
Section 84(1) of the *Securities Act* (**SASKATCHEWAN**)
Section 73 of the *Act* and 271.2(9) of *Regulation and National Policy No. 40* (**QUEBEC**)

1. **Reporting Issuer**

   Imperial Metals Corporation
   Suite 200 – 580 Hornby Street
   Vancouver, BC V6C 3B6

2. **Date of Material Change**

   December 1, 2003

3. **Press Release**

   December 1, 2003 – Vancouver, British Columbia

4. **Summary of Material Change**

   Imperial Metals Corporation announced it has completed a $10 million bought deal private placement financing through Haywood Securities Inc., in syndication with First Associates Investments Inc. and Jennings Capital Inc.

5. **Full Description of Material Change**

   Imperial Metals Corporation announced it has completed a $10 million bought deal private placement financing through Haywood Securities Inc., in syndication with First Associates Investments Inc. and Jennings Capital Inc.

   A total of 2,353,000 units at $4.25 per unit have been sold, each unit consisting of one common share and one half warrant. Each full warrant entitles the holder to acquire one common share of the Company at a price of $5.50 for 24 months. The Company can accelerate the expiry date of the warrants during the second year of the warrant term if the common shares trade at or above $8.50 for 10 consecutive trading days.

   Proceeds of the financing will be used to fund exploration and development at the Mount Polley and Sterling projects, and for working capital.

6. **Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions.**

   Not applicable.

7. **Omitted Information**

   Not applicable.

8. Senior Officer(s)

J. Brian Kynoch, President
André H. Deepwell, Chief Financial Officer

Telephone 604.669.8959

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 1st day of December, 2003.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory
André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Completes Private Placement Financing

Vancouver (December 1, 2003) - Imperial Metals Corporation (III:TSX) announces it has completed a $10 million bought deal private placement financing through Haywood Securities Inc., in syndication with First Associates Investments Inc. and Jennings Capital Inc.

A total of 2,353,000 units at $4.25 per unit have been sold, each unit consisting of one common share and one half warrant. Each full warrant entitles the holder to acquire one common share of the Company at a price of $5.50 for 24 months. The Company can accelerate the expiry date of the warrants during the second year of the warrant term if the common shares trade at or above $8.50 for 10 consecutive trading days.

Proceeds of the financing will be used to fund exploration and development at the Mount Polley and Sterling projects, and for working capital.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Imperial Metals Corporation
Symbol :	III
Reporting Period:	11/01/2003 - 11/30/2003

Summary

Issued & Outstanding Opening Balance :	22,816,764	As at :	11/01/2003

Effect on Issued & Outstanding Securities

Stock Option Plan	45,000
Other Issuances and Cancellations	100,000
Issued & Outstanding Closing Balance :	22,961,764

Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,190,000**	As at :	11/01/2003

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/05/2003	N		5,000		
Filer's comment Exercise of options by S. Goetz @ $0.50.					
11/10/2003	N		5,000		
Filer's comment Exercise of options by W. Frye @ $0.50.					
11/10/2003	N		5,000		
Filer's comment Exercise of options by R. Budhai @ $0.50.					
11/12/2003	N		10,000		
Filer's comment Exercise of options by K. Findlay @ $0.50.					
11/24/2003	N		10,000		
Filer's comment Exercise of options by S. Robertson @ $0.50.					
11/25/2003	N		10,000		
Filer's comment Exercise of options by H. Bradley @ $0.50.					
Totals		0	45,000	0	0

Stock Options Outstanding Closing Balance:	**1,145,000**	As at :	11/30/2003

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
11/25/2003	Warrants	100,000

Filer's comment

Exercise of compensation warrants by Bolder Investment Partners, Ltd. @ $0.36

Totals	100,000

Filed on behalf of the Issuer by:

Name:	Rio Budhai
Phone:	604-488-2659
Email:	riobudhai@imperialmetals.com
Submission Date:	12/05/2003 13:27:11
Last Updated:	12/05/2003 12:43:07